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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

        Peak                            Preston         A
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   (Last)                           (First)             (Middle)

        3500 Princeton
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                                    (Street)

        Dallas                          TX              75205
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        Dorchester Hugoton, Ltd. (DHULZ)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

        01/31/03
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |x|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |x|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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  Depositary Receipts for
  Units of Limited
  Partnership Interest        01/31/03               J                358,486      D(6)     n/a       0             I         (1)
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                                                                           72      D(6)     n/a       0             I         (2)
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                                                                      142,396      D(6)     n/a       0             I         (3)
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                                                                    1,075,458      D(6)     n/a       0             I         (4)
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                                                                        1,000      D(6)     n/a       0             I         (5)
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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  not applicable
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Explanation of Responses:
(1) Mr. Peak disclaims beneficial ownership of those units owned by the Preston A. Peak FBO Martha Ann Peak Trust established for the benefit of his daughter. Mr. Peak is the trustee of the trust.
(2) Mr. Peak disclaims beneficial ownership of those common units owned by the P A Peak Trust for Mary Lee Peak established for the benefit of daughter. Mr. Peak is the trustee of the trust.
(3) The common units were held by 4MP Family Limited Partnership. Mr. Peak and his spouse are the beneficiaries of the Peak Revocable Living Trust and Mr. Peak is the trustee of the trust. The trust is the shareholder of 4MP Corp., which is the general partner of 4MP Family Limited Partnership.
(4) The common units were held by 4MP Children's Limited Partnership. Mr. Peak and his spoiuse are the beneficiaries of the Peak Revocable Living Trust and Mr. Peak is the trustee of the trust, which is the shareholder of 4MP Corp., which is the general partner of 4MP Children's Limited Partnership.
(5) The common units were held by Hugoton Nominee, Inc. Mr. Peak and his spouse are the beneficiaries of the Peak Revocable Living Trust, which is the shareholder of Hugoton Nominee, Inc.
(6)In connection with the asset sale and liquidation of Dorchester Hugoton, Ltd. the units were exchanged for common units representing limited partnership interests in Dorchester Minerals, L.P.

  /s/Preston A. Peak                                                2/14/03
---------------------------------------------           -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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